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                                                  OMB Number  3235-0287
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

MEDEL                              ROGER
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

1455 Northpark Drive
--------------------------------------------------------------------------------
                                    (Street)

Fort Lauderdale                    FL                   33326
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Pediatrix Medical Group, Inc. (PDX)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

August  1999
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5. If Amendment, Date of Original (Month/Year)

August 1999
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   __10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


     PRESIDENT AND C.E.O.
     --------------------
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                          5000        A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/06/1999      P              20000        A   $13.7500
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          08/05/1999      P              10000        A   $17.1250    35000          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                           240        A                 240          I    BY CHILD
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                         27970 (01)   A               27970          I    BY INVESTMENT
                                                                                                                      CORPORATIONS
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                        643665 (02)   A              643665          I    BY PARTNERSHIP
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $ 2.8400  07/01/93  J(03)    50,000     07/01/94 07/01/03  Common Stock   50,000 $ 2.8400   50,000   D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $ 5.0000  03/04/94  J(04)   120,000     03/04/95 03/04/04  Common Stock  120,000 $ 5.0000  120,000   D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $ 7.5000  10/25/94  J(05)   200,000     10/25/95 10/25/04  Common Stock  200,000 $ 7.5000  200,000   D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $19.2500  10/30/95  J(06)   200,000     10/30/96 10/30/05  Common Stock  200,000 $19.2500  200,000   D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $36.7500  03/22/96  J(07)   200,000     03/22/97 03/22/06  Common Stock  200,000 $36.7500  200,000   D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $41.3750  01/28/97  J(08)   200,000     01/28/98 01/28/07  Common Stock  200,000 $41.3750  200,000   D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $38.1250  01/28/98  J(09)    50,000     01/28/99 01/28/08  Common Stock   50,000 $38.1250   50,000   D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $61.0000  01/27/99  J(10)   250,000     01/27/00 01/27/09  Common Stock  250,000 $61.0000  250,000   D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $32.8750  11/20/96  J(11)    10,000     11/20/97 11/20/06  Common Stock   10,000 $32.8750   10,000   I  BY SPOUSE
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $29.0000  04/14/97  J(12)    50,000     04/14/98 04/14/07  Common Stock   50,000 $29.0000   50,000   I  BY SPOUSE
------------------------------------------------------------------------------------------------------------------------------------
Stock Option      $45.1250  10/29/98  J(13)    50,000     10/29/99 10/29/08  Common Stock   50,000 $45.1250   50,000   I  BY SPOUSE

====================================================================================================================================

Explanation of Responses:

     (01) SHARES INDIRECTLY BENEFICIALLY HELD BY THE INVESTMENT CORPORATION OF WHICH DR. MEDEL AND HIS WIFE OWN 100% OF THE CAPITAL STOCK OF SUCH CORPORTATION.
     (02) SHARES INDIRECTLY BENEFICIALLY HELD BY DR. MEDEL THROUGH MEDEL FAMILY LIMITED PARTNERSHIP, L.P., A FLORIDA LIMITED PARTNERSHIP, OF WHICH MEDEL INVESTMENTS, INC. (THE "INVESTMENT CORPORATION"), A FLORIDA CORPORATION, DR. MEDEL AND HIS WIFE OWN 100% OF THE CAPITAL
          STOCK OF SUCH CORPORATION.
     (03) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN, ONE-THIRD OF THE OPTIONS EXERCISABLE ON EACH JULY 1, 1994, JULY 1, 1995 AND JULY 1, 1996.
     (04) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN. ONE-THIRD OF THE OPTIONS BECOME EXERCISABLE ON EACH
          MARCH 4, 1995, MARCH 4, 1996 AND MARCH 4, 1997.
     (05) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN. ONE-THIRD OF THE OPTIONS BECOME EXERCISABLE ON EACH OCTOBER 25, 1995, OCTOBER 25, 1996 AND OCTOBER 25, 1997.
     (06) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN. ONE-THIRD OF OPTIONS BECOME EXERCISABLE ON EACH OCTOBER 30, 1996, OCTOBER 30, 1997 AND OCTOBER 30, 1998.
     (07) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTIONS PLAN. ONE-THIRD OF THE OPTIONS BECOME EXERCISABLE ON EACH MARCH 22, 1997, MARCH 22, 1998 AND MARCH 22, 1999.
     (08) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN. ONE-THIRD OF THE OPTIONS BECOME EXERCISABLE ON EACH JANUARY 28, 1998, JANUARY 28, 1999, JANUARY 28, 2000.
     (09) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN. ONE-THIRD OF THE OPTIONS BECOME EXERCISABLE OF EACH JANUARY 28, 1999, JANUARY 28, 2000, JANUARY 28, 2001.
     (10) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN. ONE-THIRD OF THE OPTION BECOME EXERCISABLE ON EACH JANUARY 27, 2000, JANUARY 27, 2001, JANUARY 27, 2002.
     (11) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN. ONE-THIRD OF THE OPTIONS BECOME EXERCISABLE ON EACH NOVEMBER 20, 1997, NOVEMBER 20, 1998 AND NOVEMBER 20, 1999.
     (12) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN. ONE-THIRD OF THE OPTIONS BECOME EXERCISABLE ON EACH APRIL 14, 1998, APRIL 14, 1999, AND APRIL 14, 2000.
     (13) OPTIONS GRANTED PURSUANT TO COMPANY'S AMENDED AND RESTATED STOCK OPTION PLAN. ONE-THIRD OF THE OPTIONS BECOME EXERCISABLE ON EACH OCTOBER 29, 1999, OCTOBER 29, 2000 AND OCTOBER 29, 2001.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form display a currently valid OMB Number.

/s/ ROGER MEDEL                                              August 11, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

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